EXHIBIT 99.6 Media release

China Baowu and Rio Tinto extend climate partnership to decarbonise the steel value chain
12 June 2023

SHANGHAI--(BUSINESS WIRE)--China Baowu, the world’s biggest steelmaker, and Rio Tinto, the world’s largest iron ore producer, have signed a Memorandum of Understanding (MoU) to explore a range of industry leading new projects in China and Australia to help decarbonise the steel value chain.

Under the MoU, China Baowu and Rio Tinto plan to jointly advance specific decarbonisation projects, demonstrating their commitment to play a leading role in the industry’s low-carbon transformation.

The MoU, signed in Shanghai by Rio Tinto Chief Commercial Officer Alf Barrios, and China Baowu Vice President Hou Angui, follows the recently announced $2 billion Western Range Joint Venture in the Pilbara region of Western Australia, involving Rio Tinto and Baowu.

The projects include:
•Research, build and demonstrate a pilot-scale electric melter at one of Baowu’s steel mills in China. This will enable low-carbon steel making utilising Direct Reduced Iron (DRI) that has been produced from low and medium grade ores.
•Optimise pelletisation technology for Australian ores as a feedstock for low-carbon shaft furnace-based direct reduction.
•Expand the development of China Baowu’s HyCROF technology which can largely mitigate CO2 emissions from the blast furnace process.
•Jointly study opportunities for producing low-carbon iron in Western Australia.

These innovative projects are an outcome of the long-standing collaboration between Rio Tinto and China Baowu spanning 50 years. To progress each initiative, both companies have committed to sharing resources and expertise.

Rio Tinto’s Chief Commercial Officer Alf Barrios said, “Rio Tinto and China Baowu are united in a commitment to accelerating the delivery of low-carbon solutions for the entire steel value chain. This MoU aims to address one of the biggest challenges faced by the industry – developing a low-carbon pathway for low-to-medium grade iron ores, which account for the vast majority of global iron ore supply.

“China’s commitment to curbing emissions and promoting high-quality green development is strongly aligned with our own position where climate change and the low-carbon transition are at the heart of our strategy.”

Rio Tinto’s Chief Executive of Iron Ore Simon Trott said, “Our relationship with China Baowu in Western Australia has been a proud and successful one, extending back more than 40 years. We look forward to progressing this study into the potential of low-carbon iron making in Western Australia as we work to ensure a positive future for Pilbara ores in a green steel world.

China Baowu said, “With the mission of building an industrial ecosystem to promote the progress of human civilisation, China Baowu is committed to working with Rio Tinto to jointly study and provide low-carbon and green comprehensive solutions for the steel value chain, help the low-carbon transformation and upgrade of the steel industry chain, and support the world to address the challenge of climate change with pragmatic actions.”

Rio Tinto and China Baowu have a long history of collaboration including on project development in Australia and Guinea, new technology research and deployment, and steel making emissions reduction.

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